SUBLEASE AGREEMENT

THIS SUBLEASE AGREEMENT ("Sublease") is entered into as of this 2nd day of August, 2002, by and between The Titan Corporation, a Delaware corporation ("Sublandlord"), and SureBeam Corporation, a Delaware corporation ("Subtenant")

RECITALS

A.   Sublandlord is the tenant under that certain Lease by and between COOPERATIVE REAL ESTATE INVESTMENT COMPANY (CREIC), (Limited Liability Company) duly registered as per SAUDI LAW, as landlord ("Master Landlord"), and Sublandlord, as tenant, dated January 15, 2001 corresponding to 20/10/1421 (such lease, as it may be amended from time to time, the "Master Lease"), for certain space consisting of approximately 133 square meters and located at King Fahed Road, North to King Fahed Library, Olaya Area, Riyadh, Kingdom of Saudi Arabia, in the building commonly known as Abraj Atta'awuneya (the "Premises").

B.   Subtenant wishes to sublease a portion of the Premises from Sublandlord.

Now, therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   Basic Sublease Information.

The information set forth in this Section (the "Basic Sublease Information") is intended to supplement and/or summarize the provisions set forth in the balance of this Sublease. Each reference in this Sublease to any of the terms set forth below shall mean the respective information set forth next to such term as amplified, construed or supplemented by the particular Section(s) of the Sublease pertaining to such information. In the event of a conflict between the provisions of this Section and the balance of the Sublease, the balance of the Sublease shall control.

Sublandlord: The Titan Corporation, a Delaware corporation

Sublandlord's Address   The Titan Corporation
for Notices: 3033 Science Park Road
                                                    San Diego, CA 92122
                                                    Attn: Real Estate
                                                    (858) 552 - 9500

Subtenant: SureBeam Corporation, a Delaware corporation

Subtenant's Address   SureBeam Corporation
for Notices: 9276 Scranton Road, Suite 600
                                                    San Diego, CA 92121
                                                    Attn: Jerry Nelson
                                                    (858) 795-6234

Premises:	Approximately 133 square meters.
Building:	Abraj Atta'awuneya King Fahed Road, North to King Fahed Library Olaya Area, Riyadh Kingdom of Saudi Arabia
Permitted Use:	As specified in **Clause I 1.** of the Master Lease as **private** office.
Base Rent:	Ninety Thousand Saudi Riyals (SR 90,000) annually in accordance with Section 5 hereof.
Commencement Date:	The term of the Sublease shall commence on August 2, 2002 (such later date, the "Commencement Date").
Expiration Date:	The Expiration Date shall be February 14, 2003, or such earlier date, if any, on which the Master Lease is terminated or expires or this Sublease is terminated pursuant to the terms herein.
Subtenant's Insurance:	Specified and as required in **Clause XI** 7. of the Master Lease.
Security Deposit:	Eighteen Thousand Saudi Riyals as set forth in Clause IV of the Master Lease and Section 14 hereof.

2.   **Sublease.**

Sublandlord hereby subleases to Subtenant, and Subtenant hereby subleases from Sublandlord, the Premises upon all of the terms, covenants and conditions in this Sublease.

3.   **Delivery Condition.**

Subtenant acknowledges that it takes possession of the Premises in its "as is" condition, and further acknowledges that Sublandlord has made no representations or warranties of any kind or nature, whether express or implied, with respect to the Premises, the remainder of the Premises, the common areas, or the Building, nor has Sublandlord agreed to undertake or perform any modifications, alterations, or improvements to the Premises, the remainder of the Premises, the common areas or the Building which would inure to Subtenant's benefit.

4.   **Term.**

4.1   Term.   The term (the "Term") of this Sublease shall commence on the Commencement Date, and shall end on the Expiration Date.

4.2   Surrender.   Subtenant shall, on or before the Expiration Date, remove all personal property, furniture, trade fixtures and other equipment, provided that the removal of the same does not adversely affect the Building structure or any Building operating system or is not prohibited by the Master Lease, and that Subtenant promptly repairs any damage to the Building structure or its

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operating systems caused by such removal pursuant to the requirements of the Master Lease. In the event that Subtenant fails to remove any such items as required by this Section 4.2 by the Expiration Date, all such items remaining on the Premises after the Expiration Date shall be deemed abandoned and Sublandlord may dispose of such items as it sees fit, without liability to Subtenant. Subtenant shall also be responsible for the removal, on or before the Expiration Date, of all alterations as required under the Master Lease installed by Subtenant pursuant to this Sublease and shall be responsible for any associated repair or restoration of the Premises required under the Master Lease. In all other respects, Subtenant shall deliver the Premises broom clean, in its condition as of the Commencement Date, reasonable wear and tear and casualty excepted. In no event shall Subtenant remove any of the plumbing, electrical, data lines, and HVAC system(s), except as otherwise required pursuant to this Section 4.2.

Subtenant shall vacate and deliver possession of the Premises free of all liens, charges or encumbrances resulting from any act or omission on Subtenant's part, and free and clear of any and all violations of any law, rule or regulation of any federal, state, municipal or other agency or authority by reason of Subtenant's actions or failures to fulfill any of its obligations under this Sublease ("Violations"). Subtenant shall indemnify Sublandlord against any and all loss, expense, damage, costs or attorneys' fees arising out of Violations occurring any time on or after the Commencement Date. The voluntary or other surrender of this Sublease by Subtenant, or a mutual cancellation thereof, shall not automatically terminate any sub-subleases or sub-subtenancies or other agreements by which Subtenant has granted rights to third parties to all or any part of the Premises, but shall, at the option of Sublandlord, either (1) terminate all or any existing sub-subleases or sub-subtenancies or such other agreements, or (2) operate as an assignment to Sublandlord of any or all such sub-subleases or sub-subtenancies or such other agreements.

4.3   Holding Over. If Subtenant remains in possession of the Premises after the Expiration Date, such occupancy shall constitute a tenancy at sufferance, and Subtenant shall be obligated to pay 200% of the rental installments as specified in Section 5 of this Sublease and Subtenant shall be liable to Sublandlord for any and all claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses) incurred by Sublandlord and arising out of Subtenant's failure to timely surrender the Premises in accordance with the requirements of this Sublease, including, without limitation those incurred by Sublandlord arising under the Master Lease.

5.   **Rent.**

As used in this Sublease, the term "Rent" shall include (1) Base Rent and (2) all other amounts which Subtenant is obligated to pay under the terms of this Sublease.

5.1   Rent. The current Base Rent is as specified in Section 1 (Basic Sublease Information), which Sublandlord and Subtenant hereby acknowledge that Subtenant has tendered payment and for the current "lease period". Any rents or other charges pursuant to this Sublease shall be paid by Subtenant to the Master Landlord for the Sublandlord as due, in advance, without offset or deductions, within one week of the Due Date. Base Rent for any partial calendar year of the Term, to the extent applicable, shall be pro-rated based on the number of days in that month falling within the Term. Subtenant shall also be solely responsible for any and all increases in Rent or any added cost or charge which has arisen solely because of Subtenant's tenancy in the Premises, including, without limitation, any and all heat, water and sewer charges, electric and other utility charges, as well as any other service charges required by the Master Lease and relating to the Premises and/or Subtenant's occupation thereof that are not already then covered by the Base Rent (as defined in the Master Lease), Operating Expenses (as defined in the Master Lease) or Tax Expenses (as defined in the Master Lease) passed through to Sublandlord under the Master Lease.

5.2 [INTENTIONALLY OMITTED]

5.3 Manner of Payment. All Rent or other payment due from Subtenant to Sublandlord hereunder shall be paid in lawful money of the United States, without any prior demand therefor and without any deduction or setoff whatsoever, at the Master Landlord's address pursuant to the Master Lease and Clause IX 15. thereof or such other place as Sublandlord and/or Master Landlord shall from time to time designate (including, without limitation, by wire transfer of immediately available funds to an account specified by Sublandlord) by written notice provided to Subtenant at least five (5) days prior to the date on which such Rent or other amount first becomes payable.

6. **Use and Compliance With Laws.**

Subtenant shall use the Premises for the Permitted Use (as specified in the Basic Sublease Information) during the Term of this Sublease, and for no other use or uses. Subtenant shall not engage in any activities prohibited by the Master Lease. Subtenant shall not use or store flammable or hazardous materials on the Premises, except to the extent normally used in the ordinary course of business with respect to the Permitted Use unless such materials are specifically prohibited in the Lease. Subtenant shall not perform any act or carry on any practice which may injure the Premises or cause any offensive odors or noises that constitute a nuisance or menace to any other tenant or tenants of the Building or the Premises or other persons, and in no event shall any noises or odors be emitted from the Premises. Nothing shall be done upon or about the Premises which shall be unlawful, improper, or contrary to any law, ordinance, regulation or requirement of any public authority or insurance inspection or rating bureau or similar organization having jurisdiction and Subtenant shall be in compliance at all times with all such laws, ordinances, regulations and requirements. Subtenant shall observe and comply with, and shall cause its employees, agents and invitees to observe and comply with the restrictions set forth in this Sublease. Subtenant agrees to comply with all rules and regulations that Master Landlord has made or may hereafter from time to time make for the Building and/or the Premises. Sublandlord shall not be liable to Subtenant or any party claiming through Subtenant in any way for damage caused by the failure of any of the other tenants of the Building to comply with such similar or other covenants in their leases or of such rules and regulations.

7. **Insurance.**

Subtenant shall obtain at its sole expense the insurance required under the Master Lease effective as of the Commencement Date. Additionally, Subtenant shall name Sublandlord and Master Landlord as additional insureds, in their capacity as Master Landlord and Sublandlord, and shall furnish Sublandlord on or before the Commencement Date with certificates of insurance from its insurer, with respect to such insurance, which certificates shall state that such insurance shall not be cancelled unless thirty (30) days prior written notice shall have been given to Master Landlord and Sublandlord.

8. **Assignment and Subletting.**

Subtenant shall not directly or indirectly, voluntarily or by operation of law, sell, assign, encumber, pledge or otherwise transfer or hypothecate any of its interest in or rights with respect to the Premises or Subtenant's leasehold estate hereunder (collectively, "Assignment"), or permit all or any portion of the Premises to be occupied by anyone (whether pursuant to a license, concession or otherwise) other than Subtenant or sublet all or any portion of the Premises, without the prior written consent of Master Landlord and Sublandlord.

9. **Alterations.**

Subtenant shall not make or suffer to be made any alterations, additions or improvements to the Premises, including, without limitation, those related to electrical cabling and/or systems, plumbing, data cabling, HVAC systems, or modifications to existing finishes, without the prior written consent of Master Landlord, as required under the Master Lease, and of Sublandlord. Additionally, Subtenant shall be subject to the standards for repairs and alterations set forth in the Master Lease.

10. **Repairs and Maintenance.**

10.1   <u>Subtenant's Responsibility</u>. Subtenant shall be responsible for the maintenance and repair of the Premises in accordance with the provisions of the Master Lease.

10.2   <u>Sublandlord's Responsibility</u>. As between the parties to this Sublease, Sublandlord shall have no responsibility or liability to the Subtenant or anyone claiming through Subtenant, for the Premises including, without limitation, the roof, roof covering, foundation, subfloors, building structural components, major building systems (plumbing, electrical and heating, air conditioning and ventilation systems), and exterior walls of the Premises.

11. **Default.**

Subtenant shall be subject to the same default and termination provisions as specified in **Clause X** of the Master Lease as if it were the tenant thereunder, and Sublandlord shall have all the remedies specified therein, as if it were Master Landlord, including, without limitation, the right to terminate the Sublease and right to perform Subtenant's obligations under this Sublease at Subtenant's cost. Notwithstanding the foregoing, Subtenant shall only be entitled to one-half (1/2) of the cure period for a default, if any, provided for under the Master Lease.

12. **Indemnity.**

In addition to such indemnities as may be provided for in the Master Lease, Subtenant agrees to indemnify and hold Sublandlord and its affiliates, officers, agents, servants, employees and independent contractors (individually a "Sublandlord Party" and collectively, "Sublandlord Parties") harmless against all loss, damage, liability, or expense suffered or claimed against any Sublandlord Party, by any person or entity (i) caused by or otherwise arising from, in whole or in part, any breach or default by Subtenant of any covenant or obligation it has hereunder (including but not limited to all covenants or obligations of the tenant under the Master Lease assumed by Subtenant pursuant to the terms of this Sublease), or (ii) caused by or in connection with anything owned or controlled by Subtenant, or (iii) resulting from any act, failure to act, or negligence of Subtenant or its employees, agents or invitees, or (iv) resulting from any nuisance suffered on the Premises, except for damage or injury to third parties or property resulting from the proven gross negligence of Sublandlord, Landlord or their respective employees, agents, representatives, successors or assigns. Subtenant further agrees to indemnify Sublandlord and hold Sublandlord harmless from all losses, damages, liabilities and expenses which Sublandlord may incur, or for which Sublandlord may be liable to Master Landlord, arising from the acts or omissions of Subtenant which are or are alleged to be defaults of Sublandlord under the Master Lease or are the subject matter of any indemnity or hold harmless of Sublandlord, as tenant, to Master Landlord under the Master Lease. The obligations of Subtenant to indemnify Sublandlord and/or the Sublandlord Parties and/or hold the Sublandlord and/or the Sublandlord Parties harmless in this Section 12 and elsewhere herein shall survive the expiration or other termination of this Sublease.

13. **Master Lease.**

13.1 <u>Master Lease</u>. Notwithstanding anything in this Sublease to the contrary, the rights of Subtenant shall be subject to and limited by the terms and conditions contained in the Master Lease between Sublandlord and Master Landlord as applicable to tenant thereunder, as they may be amended from time to time. Sublandlord shall have the right to amend the Master Lease from time to time without the consent of Subtenant provided that any such amendment shall not adversely affect Subtenant's ability to continue its then current operations in the Premises, increase any of the rental or other payments required to be made by Subtenant hereunder or otherwise materially and adversely change Subtenant's rights and obligations hereunder. Sublandlord shall endeavor to give Subtenant notice of any amendment to the Master Lease, but the failure to give such notice shall not affect the validity of such amendment or its applicability to Subtenant, except that Subtenant shall have no obligation to comply with the terms of any such amendment until it has received a copy. Any rights granted to Subtenant herein which are limited by the Master Lease shall be deemed to be so limited by this Sublease.

13.2 <u>No Violation</u>. Notwithstanding anything in this Sublease to the contrary, Subtenant shall not commit or permit to be committed any act or omission which shall violate any term or condition of the Master Lease. Subtenant shall indemnify and hold harmless Sublandlord from and against any loss, liability, claim, cost or expense (including reasonable attorneys' fees) incurred by Sublandlord as a result of any termination or attempted termination by Sublandlord or Master Landlord of the Master Lease resulting from any such act or omission by Subtenant.

13.3 [Intentionally Omitted].

13.4 <u>Termination of Master Lease</u>. If the Master Lease terminates for any reason prior to the expiration or other termination of this Sublease, this Sublease shall terminate concurrently therewith without any liability of Sublandlord to Subtenant and, except for any Subtenant obligations hereunder arising on or prior to the termination of this Sublease, following Subtenant's surrender in compliance with Section 4.2 hereof, Subtenant's obligations hereunder shall terminate, except with respect to any indemnification or hold harmless obligations of Subtenant, which shall survive such termination.

13.5 <u>Incorporation of Master Lease</u>. Notwithstanding any other provision of this Sublease to the contrary, this Sublease and Subtenant's rights under this Sublease shall at all times be subject to all of the terms, covenants, and conditions of the Master Lease (a copy of which agreement, as currently in effect, Subtenant hereby represents that it has received), with the same force and effect as if fully set forth herein, and except as otherwise expressly provided for herein, Subtenant shall keep, observe and perform or cause to be kept, observed and performed, faithfully all those terms, covenants and conditions of Sublandlord as tenant under the Master Lease with respect to the Premises. Except as otherwise provided hereby, the terms, conditions, rights and responsibilities of the Master Lease are incorporated herein by reference, and Sublandlord shall have the rights and responsibilities with respect to the Subtenant that the Master Landlord has with respect to Sublandlord pursuant to the Master Lease, and Subtenant shall have the rights and responsibilities with respect to Sublandlord that Sublandlord has with respect to the Master Landlord pursuant to the Master Lease. However, to the extent that the Master Lease requires or obligates Master Landlord to maintain, repair, restore, or otherwise expend any money or take any action to preserve and maintain all or any portion of the Premises or to furnish any services to the Premises, such obligation shall not pass to Sublandlord by reason of this Sublease and shall remain with the Master Landlord. Subject to the first sentence of this Section 13.5, with respect to the relationship between the Sublandlord and the Subtenant, the terms, covenants and conditions of this Sublease shall control with respect to any conflict or inconsistency between the terms, covenants and conditions contained herein and the terms, covenants and conditions of the Master Lease. Notwithstanding the foregoing, the following sections of the Master Lease are hereby excluded from application to or incorporation within this Sublease: The provision for automatic renewal in Clause II. Subtenant shall NOT have the right to automatically renew this Sublease pursuant to the provisions set forth in Clause II of the Master Lease.

15. Security Deposit.

Sublandlord and Subtenant hereby acknowledge that Subtenant has tendered payment and shall continue to tender payment of the Security Deposit as set forth in Clause IV of the Master Lease. Upon expiration of the Master Lease, Sublandlord shall forward payment to Subtenant within thirty (30) days of receipt from Master Landlord any refunded Security Deposit amounts it has received pursuant to Clause IV of the Master Lease.

16. Brokers.

Subtenant represents that it has dealt with no broker or agent in connection with this Sublease and Subtenant shall hold Sublandlord harmless from any and all liability, loss, damage, expense, claim action, demand, suit or obligation arising out of or relating to a breach by Subtenant of such representation.

17. Counterparts.

This Sublease may be executed in one or more counterparts, each of which shall constitute one and the same instrument.

18. Governing Law.

This Sublease shall be governed by and construed and enforced in accordance with the laws of the **Kingdom** of **Saudi Arabia**, except with respect to the choice-of-law provisions thereof.

19.   **Waivers; Amendments.**

No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law. Any provision of this Sublease may be waived if, but only if, such waiver is in writing and is signed by the party against whom the enforcement of such waiver is sought. No waiver of any provision of this Sublease, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such provision. This Sublease may not be amended, modified or supplemented other than by a written instrument signed by each party hereto.

20.   **Entire Agreement.**

This Sublease constitutes the entire agreement and understanding among the parties hereto and supercedes any and all prior agreements and understandings, written or oral, relating to the subject matter hereof.

21.   **Severability.**

Any term or provision of this Sublease which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Sublease or affecting the validity or enforceability of any of the terms or provisions of this Sublease in any other jurisdictions, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

[Signature page follows]

IN WITNESS WHEREOF, this Sublease shall be deemed to have been executed and delivered as of the date first set forth above.

SUBLANDLORD:

THE TITAN CORPORATION,
a Delaware corporation

By: _____
Name:_____
Title:_____

SUBTENANT:

SUREBEAM CORPORATION,
a Delaware Corporation

By: _____
Name:_____
Title:_____

EXHIBIT A

DESCRIPTION OF PREMISES

[SEE ATTACHED.]